June 4, 2009

Mr. Jaime G. John, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmREIT Monthly Income & Growth Fund III, Ltd. File No. 000-52619 Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009

Dear Mr. Jaime John,

This letter sets forth the responses of AmREIT Monthly Income & Growth Fund III, Ltd. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated May 21, 2009. For your convenience, we have set forth each of your comments followed by the relevant response.

Form 10-K For the year ended December 31, 2008

Item 2.  Description of Properties, page 13

1.

COMMENT: Please tell us the estimated cost of completion for each redevelopment project and the expense you have incurred as of December 31, 2008 for each such project. Please confirm that you will include comparable information in your future reports.

RESPONSE: As of December 31, 2008, our redevelopment projects included 5433 Westheimer and Casa Linda Plaza for which we had spent $11.7 million and $4.3 million, respectively. Also as of December 31, 2008, our estimates of costs to complete such projects totaled $21.3 million and $1.5 million, respectively. The Issuer notes the Staff’s request to include this information in future filings and confirms that it will be included beginning with the 10-K for the year ended December 31, 2009.

2.

COMMENT: We refer to the lease expiration table on page 17 and the introductory language indicating that the table should reflect lease expirations for the next ten years. The table, however only includes lease expirations for the next seven years. In your response letter, please provide us with an expanded table that reflects lease expirations for each of the next ten years. In addition, please include the lease expiration data for the properties held by your non-consolidated joint ventures as these properties appear to be material to your results of operations. Confirm that you will provide comparable disclosure in your future filings.

RESPONSE: The Issuer has revised the lease expiration table below and added an additional table to include lease expirations for non-consolidated joint ventures as requested by the Staff. Both tables will be included in future 10-K filings.

The following table shows lease expirations for our four consolidated properties as of December 31, 2008, during each of the next ten years and thereafter, assuming no exercise of renewal options or termination rights.

Jaime G. John

June 4, 2009

Year of Lease Expiration	Total Number of Leases	Rentable Square Feet	Annualized Gross Base Rent	Percentage of Total Annualized Gross Base Rent
2009	11	24,288	$498,000	9.6%
2010	7	48,594	1,064,000	20.6
2011	5	6,484	205,000	4.0
2012	13	41,206	860,000	16.6
2013	6	35,714	646,000	12.5
2014	—	—	—	—
2015	2	3,317	67,000	1.3
2016	—	—	—	—
2017	5	85,162	1,355,000	26.2
2018	2	7,000	157,000	3.0
Thereafter	2	65,681	316,000	6.2
	53	317,446	$5,168,000	100.0%

The following table shows lease expirations for our seven non-consolidated properties as of December 31, 2008, during each of the next ten years and thereafter, assuming no exercise of renewal options or termination rights.

Year of Lease Expiration	Total Number of Leases	Rentable Square Feet	Annualized Gross Base Rent	Percentage of Total Annualized Gross Base Rent
2009	68	163,585	$2,469,000	19.5%
2010	46	178,816	2,744,000	21.7
2011	44	106,333	2,185,000	17.3
2012	26	78,981	1,133,000	9.0
2013	25	120,690	1,500,000	11.9
2014	10	30,848	321,000	2.5
2015	2	28,479	290,000	2.3
2016	2	64,561	417,000	3.3
2017	2	28,016	338,000	2.7
2018	1	7,644	168,000	1.3
Thereafter	9	134,806	1,078,000	8.5
	235	942,759	$12,643,000	100.0%

Item 5.  Market for Common Equity, Related Stockholder Mattes, and Small Business Issuer Purchases of Equity Securities, page 18

3.

COMMENT: We note that all distributions paid through December 31, 2008 constitute a return of capital for tax purposes. Please tell us the source of funds for the distribution payments and explain why the distributions constituted a return of capital. Confirm that you will disclose in future filings all sources of cash used to pay distributions.

RESPONSE: The Issuer has reported a cumulative net loss for book and tax purposes since inception of the Partnership in 2005, primarily due to the non-cash charges associated with depreciation on our real estate assets. Accordingly, all distributions have constituted a return of capital for tax purposes. The source of our distributions has been cash flows from operating activities as well as from our capital-raising activities. Such disclosure will be included in future 10-K filings.

4.

COMMENT: Please tell us your experience with redemption requests for the year ended December 31, 2008 and the most recent fiscal quarter. Indicate the amount of redemption requests received, the amount paid, and the source of funds used to pay redemption requests. Confirm that you will provide comparable disclosure in your future filings.

Jaime G. John

June 4, 2009

RESPONSE: The Issuer received three redemption requests during the year ended December 31, 2008 in the aggregate amount of $207,000 which were granted. During the first quarter of 2009, the Issuer received three redemption requests, two of which were denied in the aggregate amount of $73,600 and one of which was granted in the amount of $27,600. All redemption requests that have been granted were paid with cash flows from operations. The Issuer confirms that disclosures about redemption requests, and the source of funds used to pay any granted requests, will be included in future 10-K and 10-Q filings.

Item 6.  Management’s Discussion and Analysis and Plan of Operation, page 20

5.

COMMENT: Please tell us whether your management uses FFO as a metric to assess your financial condition and performance. If so, please tell us what consideration you gave to including a discussion of FFO in your MD&A section.

RESPONSE: Management of the Issuer does not use FFO as a metric to assess financial performance. Management therefore does not include such a discussion in its MD&A section.

6.

COMMENT: Please expand your discussion of how the current economic environment has affected the real estate market and, in particular, your plans to liquidate the fund in 2012. Provide this disclosure in future filings and tells us how you plan to comply.

RESPONSE: Below is the Issuer’s expanded discussion on the current economic environment and our plans to liquidate the fund in 2012. In future 10-K filings, disclosures of this nature will be included in Item 6. Management’s Discussion and Analysis and Plan of Operation.

During the past 18 months, the United States has experienced an unprecedented business downturn, coupled with a substantial curtailment of available equity capital and a virtual shutdown of debt financing, particularly in the real estate sector. Some of our tenants have been impacted which, in turn, impacts us. However, the impact has not been as severe in Texas as it has been in other parts of the country. From a liquidity standpoint, we have no significant debt maturities in 2009 or 2010, and we will continue to reassess our distribution policy as circumstances warrant in order to preserve cash. We expect that the economy and real estate market will recover prior to our anticipated liquidation commencement date of October 31, 2012. However, if the economy remains in a protracted recession, we will seek to postpone liquidation if we believe such a liquidation is not in the best interest of the partners at that time.

Liquidity and Capital Resources, page 28

7.

COMMENT: You state that you expect to meet your short-term liquidity requirements through net cash provided by operations. Please expand your discussion particularly given that you have $3 million in contractual obligations due in 2009 and your reported $971,000 in cash from operating activities during 2008. Please discuss the action you have taken, or propose to take, including the expected alternative source of funds, to remedy this situation.

RESPONSE: The Issuer notes that the $3 million in contractual obligations represents interest expense on outstanding debt. The $971,000 in cash flows from operating activities for the year ended December 31, 2008 represents net cash flows from operating activities (i.e. after payment of interest expense). Similarly, the $387,000 and $1.6 million in cash flows from operating activities for the years ended December 31, 2007 and 2006, respectively, also represent cash flows after payment of interest. We believe that we will have sufficient cash flow to meet our debt service during 2009 as we did in 2008 and in prior years.

8.

COMMENT: We note your discussion of “Income before the effect of depreciation and amortization and of loss from non-consolidated affiliates” appears to be a non-GAAP measure. Please advise us how your presentation complies with Item 10(e) of Regulation S-K.

Jaime G. John

June 4, 2009

RESPONSE: The Issuer’s original interpretation of Item 10(e) was that a financial measure that can be readily calculated from the GAAP financial statements based off of a clear description of that measure’s GAAP components would not constitute a non-GAAP measure. However, upon further review of item 10(e), the Issuer believes that the metric does technically constitute a non-GAAP measure. Accordingly, although the Issuer believes that the GAAP components of this measure were clear and readily identifiable in the financial statements, the Issuer will either refrain from using this measure in future filings or will provide the required disclosures in support of the measure pursuant to Item 10(e).

Financial Statements and Notes

Report on Independent Registered Public Accounting Firm, page F-2

9.

COMMENT: We note that your audit opinion does not appear to cover Schedule III – Consolidated Real Estate Owned and Accumulated Depreciation. Please tell us how you have complied with Rule 5-04 of Regulation S-X.

RESPONSE: The Issuer notes the Staff’s comment and has addressed the omission of the reference to Schedule III with its auditors. The Issuer’s auditor has confirmed that they performed the procedures necessary to reference the Schedule III in their opinion, but that the reference was inadvertently omitted from the audit opinion. The Issuer plans to file a 10-K/A to revise the audit opinion to properly refer to the schedule in accordance with Rule 5-04.

Consolidated Statements of Operations, page F-4

10.	COMMENT: We note that you do not include disclosure of your net loss on a per unit basis. Please tell us how your presentation complies with SAB Topic 4F.

RESPONSE: The Issuer notes the Staff’s comment, and, upon further reivew of SAB Topic 4F, has determined that the loss per unit should be disclosed. The following table shows the Issuer’s net loss on a per unit basis for the years ended December 31, 2008, 2007 and 2006 and the quarter ended March 31, 2009. The Issuer confirms that such information will be included in future 10-K and 10-Q filings.

	3 months ended	Year Ended
	03/31/09	12/31/08	12/31/07	12/31/06

Net Loss	$(854)	$(3,514)	$(3,283)	$(498)

Weighted Average Units Outstanding	2,832.71	2,841.59	2,843.32	2,844.00
Net Loss Per Unit	$(301.48)	$(1,236.63)	$(1,154.64)	$(175.11)

Note 4 – Investments in Non-Consolidated Entities, page F-13

11.	COMMENT: Please describe and include in future filings your policy for reviewing investments in non-consolidated entities for impairment under paragraph 19(h) of APB 18.

RESPONSE: The Issuer’s policy for reviewing investments for impairment is consistent with paragraph 19(h) of APB 18. The Issuer will recognize an impairment in an equity-method investment if there is:

•	Evidence of an inability to recover the carrying amount of the investment;
•	Evidence of an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment; or
•	An indication that the current fair value of an investment is less than its carrying value and that the loss is other-than-temporary.

Jaime G. John

June 4, 2009

In applying the above policy, the Issuer monitors the financial performance of the investment properties owned by the non-consolidated investee. Any significant deterioration in occupancy percentages and/or rental income would be indicators of potential impairment at the investee level. As of December 31, 2008, the local Texas submarkets in which each of these properties is located was strong relative to the rest of the country, and there was no significant deterioration in occupancy or rental income. We will include a discussion of the above policy for recognizing an impairment in an equity-method investment in future 10K filings.

Note 8 – Partners’ Capital and Minority Interest

Limited Optional Redemption, page F-16

12.

COMMENT: We note that your limited partners may present their units for redemption and at that time you may, at your sole election and subject to certain conditions and limitations, redeem the Units for cash. Please tell us how EITF Topic D-98 supports your presentation of these Units in permanent equity. Explain how you determined whether the conditions for redemption are solely within your control. In addition, tell us what would happen in the event that you reject a redemption request and whether your rejection of redemption requests would have an accounting consequence and why.

RESPONSE: The Issuer notes that the provisions for limited optional redemptions are stated in the Private Offering Memorandum provided to all potential investors prior to the purchase of their partnership units. That memorandum states that “The Partnership may, at its sole option, redeem those Units presented for redemption for cash to the extent it has sufficient funds available thereof.” The Issuer also notes that EITF Topic D-98 applies to securities “whose redemption is outside the control of the issuer.” As our units are redeemed at the sole discretion of the Partnership, and more specifically, the General Partner, we feel they are outside the scope of EITF Topic D-98.

As noted in the response to comment #6 above, some redemption requests have been declined, and in such circumstances, the owner of the Units has no right to force the Partnership to grant the redemption. The Issuer notes that such rejections do not have an accounting consequence as the Partnership has no obligation to honor such a request.

Should you have any additional questions or need additional assistance, I can be contacted at (713) 850-1400.

Sincerely,

Chad Braun

Chief Financial Officer